Exhibit 99.2

November 14, 2017 2017 Third Quarter Results Ended September 30, 2017

Agenda Marco Sala, CEO, International Game Technology PLC Strategic Update 1 Alberto Fornaro, CFO, International Game Technology PLC Q3’17 Results 2 Q&A 3 2

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2016 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. 3

Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2017 are calculated using the same foreign exchange rates as the corresponding 2016 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 4

STRATEGIC UPDATE 5

Q3'17: Strong Performance Showcases Scope of the Portfolio

Profitability maintained despite DoubleDown sale and lower Late Number wagers

- Important contribution from Product Sales and operating expense discipline

Strong Lottery performance

- 9.4% North America same-store revenue growth; secured seven-year CA lottery contract extension
- 15% wager growth for 10eLotto; 5% increase in Scratch & Win wagers

Product Sales higher on software and systems for both Lottery and Gaming

Healthy increase in North America casino replacement unit shipments

- Significant growth in core video reel offer with test-bank titles on Crystal Curve™ cabinet




MILIARDARIO

calottery





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6

7 Q3’17: Strong Performance Showcases Scope of the Portfolio Global installed base up on significant International expansion North America installed base relatively stable sequentially, adjusted for conversions Most anticipated titles coming to market in Q4’17 Commitment to innovation on display at recent trade shows Retail modernization, mobile, and cashless - key areas of focus at NASPL Deep game portfolio on new cabinets and mobile technologies - key areas of focus at G2E Sphinx 4D™ named Land-Based Gaming Innovation Cardless Connect™ won Land-Based Product Increased visibility on long-term sales and profits from Lottery, improving Gaming trends

2017 THIRD QUARTER FINANCIAL RESULTS 8

Q3'17 Financial Highlights

$ M except EPS

+2% c$ growth adjusted for DDI and Lotto upfront


Revenue
-6%
1,266
1,194
1,221
Q3'16
Q3'17 Constant Currency
Q3'17


Adjusted EBITDA
-3%
430
417
428
Q3'16
Q3'17 Constant Currency
Q3'17

+2% c$ growth adjusted for DDI

+3% c$ growth adjusted for DDI and Lotto upfront


Adjusted Operating Income
-12%
286
251
258
Q3'16
Q3'17 Constant Currency
Q3'17


Diluted EPS
$0.45
$0.40
Q3'16 Adjusted EPS
Q3'17 Adjusted EPS

Note: As adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details)
Note: $/€ FX daily average: 1.18 in Q3'17; 1.12 in Q3'16

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Q3'17 North America Gaming & Interactive Highlights

Revenue



317
-66
-4
14
261
1
262
Q3'16
DDI
Gaming Service
Product Sales
Excluding FX
FX
Q3'17

Key Performance Indicators

	Q3'17	Q3'16	% Change
Revenue	262	317	-17%
Operating Income	65	68	-4%

Machine Units Shipped	Q3'17	Q3'16
New & Expansion	729	2,017
Replacement	2,868	3,221
Total	3,597	5,238

	Q3'16	Q4'16	Q1'17	Q2'17	Q3'17
Casino Installed Base	24,163	24,472	23,701	23,649	22,924

Developments

- Adjusting for DDI, revenue is up 4% Y/Y and Operating Income increases double-digits on high-margin software sales and lower operating expenses
- Service Revenue primarily reflects lower installed base, including ~600 units converted to sale in Q3'17
- Product Sales are driven by a large Oregon software sale and multiple Advantage® systems installations
- Casino replacement unit shipments up sharply Y/Y, led by demand for the Crystal Curve™ cabinet and proven video reel titles; overall replacement trend reflects large VLT sales in Q3'16

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Q3’17 North America Lottery Highlights Revenue Developments Key Performance Indicators Adjusting for New Jersey incentive timing, revenue is up 9% Y/Y and Operating Income rises double-digits on strong same-store revenue growth 9.4% same-store revenue growth, fueled by strong draw-based and instant ticket sales and a large Powerball jackpot LMA reflects timing of New Jersey incentive, mostly recognized in Q2’17 vs. Q3’16 Product Sales include VLT central system hardware and lottery terminals 11 Q3'17 Q3'16 % Change Revenue 307 307 0% Operating Income 75 85 -12% Same-store revenue growth Q3'17 Q3'16 Instants & Draw Games 6.3% 1.6% Multistate Jackpots 26.4% 40.6% Total SSR Growth 9.4% 6.3% Q3'16 Q4'16 Q1'17 Q2'17 Q3'17 VLT Installed Base 15,322 14,878 15,009 15,267 15,225

Q3’17 International Highlights Revenue Developments Key Performance Indicators Lottery Service remains unchanged as modest same-store revenue decline offsets slightly higher effective rate Gaming Service revenue up on discrete, non-recurring items and installed base growth Product Sales include Greek VLT central system and lottery terminal sales in Argentina Operating Income increases on higher revenue and disciplined cost management, partially offset by product mix and FX 12 0 Q3'17 Q3'16 % Change Revenue 234 215 9% Operating Income 40 38 4% Machine Units Shipped Q3'17 Q3'16 New & Expansion 176 298 Replacement 2,633 3,444 Total 2,809 3,742 Same-store revenue growth Instants & Draw Games -1.8% 5.9% Multistate Jackpots 5.8% 3.3% Total SSR Growth -1.4% 5.7% Q3'16 Q4'16 Q1'17 Q2'17 Q3'17 Installed Base 10,268 10,453 11,281 12,129 14,591

Revenue Developments Key Performance Indicators Adjusting for Lotto amortization, Revenue and Operating Income are stable Y/Y with underlying performance offsetting the impact of strong Late Numbers in prior year and higher gaming machine taxes Lotto Wagers increase 7%, excluding Late Numbers, on strong growth in 10eLotto/Numero Oro Scratch & Win wagers up 5% on highest growth in 10 quarters from Miliardario franchise and multiplier tickets Machine Gaming revenue drops on higher gaming machine taxes, partially offset by better VLT performance Higher wagers drive Sports Betting up, despite increased payout Q3’17 Italy Highlights 13 Q3'17 Q3'16 % Change Revenue 418 426 -2% Operating Income 126 147 -14% €M Q3'17 Q3'16 % Growth Lotto Wagers 1,815 1,967 -7.7% 10eLotto 1,261 1,094 15.3% Core 494 550 -10.1% Late Numbers 60 324 -81.6% S&W Wagers 2,198 2,091 5.1% Sports Betting Wagers 204 178 14.6% Sports Betting Payout 83.3% 82.1% 1.1 pp Gaming Wagers VLT - Operator (B2C) 1,329 1,309 1.5% AWP 948 986 -3.9% Interactive 404 393 2.8%

Net Debt and Leverage Profile FX impact of ~$400 million Leverage reflects different EUR/USD exchange rates used for Net Debt and LTM EBITDA $ M 14 DDI sale (gross) (824) Reno facility sale (155) Net Debt/LTM EBITDA 4.31x 4.46x

Q3'17 YTD Cash Flow Statement

Cash Flow	Q3'17 YTD
Net Cash Flows from Operating Activities	**601**
Capex	(553)
Lotto upfront concession payment	(185)
Free Cash Flow	**(137)**
Minority capital contribution (Lotto)	127
Debt Proceeds/(Repayment), Net	(663)
Dividends Paid	(122)
Other - Net	769
Other Investing/Financing Activities	**111**
Net Cash Flow	**(26)**
Effect of Exchange Rates/Other	32
Net Change in Cash	**6**
Cash at End of the Period	**300**

- Strong YTD Operating Cash Flow
  - Includes $398 million in cash interest paid
  - Includes $160 million in cash taxes paid
- Capex trending in-line with expectations (includes Italy Lotto network and infrastructure upgrades)
- Proceeds from DoubleDown sale (included in Other-Net) enabled debt repayment

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FY’17 Outlook 2017 adjusted EBITDA of $1,640 – 1,680 million Net Debt to end 2017 approximately at Q3’17 level Outlook reflects year-to-date results and current FX rates 16

APPENDIX 17

Note: $/€ FX daily average: 1.18 in Q3’17; 1.12 in Q3’16 Q3’17 Income Statement (As Reported) 18 Constant Currency Income Statement Q3'17 Q3'16 % Change Q3'17 % Chg. Service revenue 1,013 1,089 -7% 987 -9% Product sales 208 177 18% 206 17% Total Revenue 1,221 1,266 -4% 1,194 -6% Adjusted EBITDA 428 430 0% 417 -3% Operating Income (556) 164 -439% (562) -447% Interest expense, net (111) (114) Foreign exchange (118) (21) Other (9) 2 Financial Charges, Net (238) (133) Income Before Tax (794) 31 Net Income (Loss) (774) 18 Net Income (Loss) - Owners (804) (2) Diluted EPS (3.95) (0.01)

Q3’17 Reconciliation of Non-GAAP Measures 19 Adjustments Q3 2017 Impairment/ Transaction Q3 2017 As Reported Purchase Foreign Restructuring and Refinancing As Reported Accounting Exchange Expense Expense, net Total Revenue 1,221 - - - - 1,221 Cost of Services 625 (37) - - - 588 Cost of Product Sales 150 (24) - - - 126 SG&A 197 (27) - - - 170 R&D 79 - - - - 79 Restructuring 10 - - (10) - - Impairment 715 - - (715) - - Transaction Expense 1 - - - (1) - Total 1,777 (88) - (725) (1) 963 Operating Income (556) 88 - 725 1 258 Foreign Exchange (118) - 118 - - - Other Income (Net) (9) (1) - - 9 (1) Interest Expense (Net) (111) 1 - - - (110) Total (238) - 118 - 9 (111) Income Before Taxes (794) 88 118 725 10 147 Income Taxes (20) 31 27 3 (4) 37 Net Income (Loss) (774) 57 91 722 14 110 Minority Interest 30 (1) - - - 29 Attributable to IGT (804) 58 91 722 14 81 EPS - Diluted (3.95) 0.40 WASO - Diluted 203.5 203.7

Q3’17 Reconciliation of Non-GAAP Measures 20 As Reported Q3'17 Q3'16 Net Income (Loss) (774) 18 Benefit from Income Taxes (20) 13 Non-Operating Expenses 238 133 Amortization 100 124 Depreciation 103 94 Amortization of Upfront Payments to Customers 54 30 Stock Compensation 2 8 Restructuring Expense 10 6 Impairment 715 4 Adjusted EBITDA 428 430